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June 30, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:     Taylor Beech, Jennifer López Molina
                    Keira Nakada, Theresa Brillant

Re:               UL Solutions Inc.
                     Amendment No. 5 to Draft Registration Statement on Form S-1
                     Submitted on December 22, 2022
                     CIK No. 0001901440

Ladies and Gentlemen:

On behalf of our client, UL Solutions Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 17, 2023 relating to the Company’s Amendment No. 5 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 6 to the draft registration statement (“Amendment No. 6”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5.

June 30, 2023 Page 2
Risk Factors
Compliance with China’s new laws, regulations and guidelines relating to data privacy …, page 39

1.We note your revised disclosure in this risk factor and your response to our prior comments that you do not believe you or UL-CCIC are subject to CAC regulations. Please include a statement to that effect in this risk factor and discuss the basis on which you made that determination.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 40 of Amendment No. 6 to indicate that it does not believe that it or its subsidiary UL-CCIC Company Limited (“UL-CCIC”) will be deemed a “network platform operator” under the Cybersecurity Review Measures (2021) (“CRM 2021”), the relevant Cyberspace Administration of China (“CAC”) regulations. CRM 2021 requires network platform operators holding personal information of more than one million users to apply for a cybersecurity review from the CAC before being publicly listed abroad. Although the term “network platform operators” is not defined in CRM 2021, based on draft guidance published by Chinese regulators (such as the draft Administrative Measures on Network Data Security Review published by the CAC in November 2021 and the draft Guidance for the Implementation of Subject Responsibility of Internet Platforms published by the State Administration for Market Regulation in October 2021), the Company believes it is reasonable to interpret the concept of “network platform operator” as being similar to an “internet platform operator” and a “platform operator,” which are both concepts found in the aforementioned draft guidance. Such guidance defines “internet platform operators” as data processors that provide users with information distribution, social, transaction, payment, audiovisual and other internet platform services, and “platform operators” are defined as entities that provide business premises, transaction aggregation, information dissemination and other internet platform services to natural persons, entities, and other market entities. Applying those definitions, the Company believes it is unlikely that it or UL-CCIC will be deemed “network platform operators” under CRM 2021.

Notes to the Condensed Consolidated Financial Statements
1. Significant Accounting Policies
Basis of Presentation, page F-56

2.In changing the inputs used to estimate the revenue recognition, you state that project phase data was not previously available.  Please tell us why it was not available and the circumstances that changed to make this data available.

Response: The Company respectfully acknowledges the Staff’s comment. The inputs previously used to estimate the project duration were based on available project start and project completion dates. Historically, start and completion dates by project phase level were not specifically tracked and available for use by the Company. A company-wide initiative was launched in late 2020 to track and begin collecting start and completion data at a more granular level, known as the project phase level. The main objectives of the initiative were to provide operational benefits and the ability to track project duration at the project phase level. The initiative required time to fully implement new processes, operationalize controls and implement a data collection process. Furthermore, additional time was required for the Company to collect, analyze and assess the quality and reliability of the data. Based on the Company’s assessment and validation over the quality and reliability of data collected, project phase data became available for use on April 1, 2022.

June 30, 2023 Page 3
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Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

cc:	Jennifer F. Scanlon, UL Solutions Inc.
Ryan D. Robinson, UL Solutions Inc.
Jacqueline K. McLaughlin, UL Solutions Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP
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